

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2023

Jeremy M. Levin, DPhil, MB Chir
Chief Executive Officer
Ovid Therapeutics Inc.
441 Ninth Avenue, 14th Floor
New York, New York 10001

> **Re: Ovid Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed November 3, 2023**
> **File No. 333-275307**

Dear Jeremy M. Levin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Laura A. Berezin, Esq.